Exhibit 3.1

BIOAFFINITY TECHNOLOGIES, INC.

AMENDMENT TO AMENDED AND RESTATED BY-LAWS

This Amendment to the Amended and Restated By-laws (the “By-laws”) of bioAffinity Technologies, Inc. (the “Company”), as adopted by the Board of Directors pursuant to Article VIII of said By-laws and Section 10 of the Company’s Certificate of Incorporation, as amended, is effective as of the 17th day of October, 2024.

Article II, Section 2.07 of the By-laws, entitled “Quorum”, shall be amended and restated in full as set forth below:

Section 2.07 Quorum. Unless otherwise required by law, the Certificate of Incorporation or these by-laws, at each meeting of the stockholders, thirty-four percent (34%) of the outstanding shares of stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chair of the meeting or the stockholders so present, by majority vote, may adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.